Exhibit 99.1

Given Imaging
Third Quarter 2011
Financial Results Conference Call
November 2, 2011
9:00 a.m. ET

Operator: Good morning, and welcome ladies and gentlemen to the Given Imaging third quarter 2011 earnings release conference call.  As a reminder, today’s call is being recorded. All participants are in a “listen only” mode. At this time I’d like to turn the call over to Ms. Fern Lazar of Lazar Partners. Please go ahead.

Fern Lazar: Good morning, and thank you for joining us.  With us today from Given Imaging are Homi Shamir, President and CEO, and Yuval Yanai, Chief Financial Officer. Before we begin, I’d like to read the following regarding forward-looking statements.

During the course of this conference call, the company may make projections or other forward-looking statements regarding future events or the financial performance of Given Imaging.

We wish to caution you that such statements reflect only the company’s current expectations, and that actual events or results may differ materially.

You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission, including the company’s annual report on form 20-F, filed March 9, 2011. The company undertakes no obligations to update any projections or forward-looking statements in the future.

In today’s call, the company will make reference to certain non-GAAP financial measures, including adjusted net income, adjusted net income per share, adjusted EBITDA, and adjusted operating expenses. The reconciliation of these non-GAAP measures to the most directly comparable GAAP measures can be found in the company’s third quarter earnings release, which is posted on the Given Imaging site.

I’ll now turn the call over to Homi Shamir, president and CEO of Given Imaging.

Homi Shamir:  Thanks Fern, and thanks everyone for joining us today.

We are very pleased with our third quarter financial results and the solid growth we achieved both in revenues and in profit.  We realized a 16 percent increase in revenue to $44.7 million compared to the same period last year, despite a challenging global operating environment.  Revenue grew in all three of our operating regions, and growth was especially strong in the EMEA and APAC regions.

In the Americas region, our revenue growth was due mainly to an increase in sales of our Sierra Scientific product line.   PillCam sales were lower this quarter reflecting overall lower procedure volume in the U.S.  According to SDI, in the June/August period, colonoscopy without endoscopic intervention and upper endoscopy without endoscopic intervention were down by 15 and 12 percent, respectively compared to last year.

Revenues in the EMEA region increased by a strong 27% compared to the third quarter of last year.  This increase was fueled by a 38% increase in PillCam sales compared to last year.

APAC revenues increased by 75% compared to the same period last year and reflect PillCam sales growth of more than 60% as well as growth in our other product lines across the region.

As anticipated, non-GAAP gross margin in the third quarter returned to higher levels.  Gross margin was 77.6%, compared to 77.3% in third quarter of last year, and we believe that this level is sustainable for the next several quarters.

Net income for the third quarter reached $5.3 million or $0.17 on a non-GAAP basis, compared to $3.2 million, or $0.11 per share in the third quarter of last year.

Last week at the UEGW meeting, which is Europe’s largest gastroenterology conference, physicians presented the first set of guidelines for using PillCam COLON in a clinical setting.  In formulating the consensus statements, a panel of 31 GI experts convened to evaluate 17 papers, resulting in 16 statements of how to implement PillCam COLON in daily practice. The statements are focused around  indications/contraindications, bowel prep, and technique.   The European Society for Gastrointestinal Endoscopy has endorsed the guidelines and the working group submitted the paper for a peer-review publication.  This is a major step forward in educating GI doctors throughout Europe on when to consider using PillCam COLON for their patients.

Also taking place this week is the American College of Gastroenterology meeting in Washington DC.  More than 50 abstracts and clinical studies were presented at the conference.  Most importantly, there continues to be more data showing the value of using PillCam SB for detecting and monitoring Crohn’s disease.  Several press releases reviewing highlights from UEGW and ACG are available now on our website, and I encourage you to read them.

We are very pleased that patient enrollment in our PillCam COLON 2 pivotal trial continues on schedule with all sites actively enrolling patients. We are on track to complete the patient enrollment phase of the trial as planned, in the May/June timeframe, with the goal of submitting data to the FDA as a 510k application by the end of next year.

In addition to the U.S. PillCam COLON trial, we plan on initiating the clinical trial for PillCam COLON in Japan shortly. This trial will serve as the basis for a regulatory filing to market PillCam COLON.  We plan to enroll 72 patients and will have fast track review.  We expect enrollment to take just a few months.

I’ll now turn the call over the Yuval who will provide some additional details regarding our performance this quarter.

Yuval Yanai:  Good Morning.

As Homi mentioned, worldwide revenues were a record $44.7 million in the third quarter of 2011, a 16% increase from the $38.7 million in the third quarter of 2010.

Revenues in the Americas region increased 3% to $26.9 million, which is attributable to growth in sales of Sierra Scientific products. Sierra product sales in the Americas region grew to $5 million from $3.6 million in the same period last year.

In the EMEA region, the 27% increase in revenues to $10.7 million from $8.4 million last year was mainly due to an increase in PillCam sales, which grew by 38% to $9 million from $6.5 million in the same period last year.

APAC revenues increased by approximately 73 percent in the third quarter of 2011 to $7.1 million compared to $4.1 million in the same period last year.  The increase was mainly due to an increase in PillCam sales which grew  60% in the third quarter to $5.6 million from $3.5 million last year.

Worldwide PillCam SB sales increased by 12% to 58,900 capsules in the third quarter of 2011, compared to 52,600 capsules in the same period last year. In the Americas region, PillCam SB sales were 34,800 capsules in the third quarter compared to 36,500 last year.  PillCam SB sales in the EMEA region increased by 31% to 13,800 capsules compared to the third quarter of 2010. PillCam SB sales in the APAC region grew by 82% to 10,200 capsules, from 5,600 capsules in the same period in 2010.  The sharp increase in capsule sales is mainly due to the expansion of our business in China and to a lesser extent to an increase in PillCam sales in Japan.

We sold this quarter 39 workstations compared to 45 systems in the same period last year.  This brings our cumulative system deliveries worldwide to over 5,700 systems.  We also sold 189 Rapid Access Systems, our software only solution, and since we launched this product last year, we’ve sold almost 1,500 systems.

On a non-GAAP basis gross margin in the third quarter of 2011 was 77.6 percent, compared to gross margin of 77.3 percent in the third quarter of 2010.  We are pleased that we were successful in bringing our gross margin back on track after a lower on last quarter.  As Homi mentioned, we expect to maintain gross margin over 77 percent in the future.

Non-GAAP operating profit was $5.8 million in the third quarter of 2011, compared to $2.7 million in 2010.  The increase was due to the increased revenue and the improved gross margin.

Non-GAAP operating margin in this quarter was 12.9 percent compared to 7 percent in the same quarter last year.

The full reconciliation between GAAP and non-GAAP earnings is available in our third quarter press release which is posted on our website.

As we mentioned in our press release, we now expect that 2011 revenues will be between $173 million and $177 million compared to prior revenue guidance of between $165 million and $173 million.

We also expect that earnings per share will be toward the low end of prior guidance of between $0.35 - $0.40 on a GAAP basis and between $0.65 – $0.70 on a non-GAAP basis.  This is primarily due to one-time charges that lowered gross margin in the first half of this year.

Moderator, you may now open the call to questions.

Operator:  Thank you, sir.  If you would like to signal for a question or comment, please do so by pressing the star key followed by the digit 1 on your telephone keypad. If you’re using a speakerphone today, please make sure your mute function is turned off to allow your signal to reach our equipment.  Once again, ladies and gentlemen, to signal for a question or comment, please press star 1 at this time. We’ll pause for just a moment to allow everyone an opportunity to signal for questions.

And our first question comes from Joshua Zable with WJB Capital.

Joshua Zable:  Hey, good morning everyone. Thanks for taking my questions and congrats on a great quarter here.

Homi Shamir:  Hey Josh.

Joshua Zable:  Just a - we have a number of questions so I’ll get right to it here. Just obviously the international sales were fantastic this quarter. I know you guys gave some color about it. I’m just looking for more, specifically Europe. Can you just give more color around that?

And then in Asia obviously you alluded to China and Japan, it seems like a lot of that was coming from China  - you guys did effectively double the volume from a year ago. So just - if you could talk about both of those because it’s really nice trends in both of those. Thanks.

Homi Shamir:  Yes. You know, we - Josh we keep saying all the time that our international business will be growing in the double digit number. As a matter of fact we were very bullish even a year ago when Europe was down that we will see that the business will go back to some of the level we have seen it.

And it’s - the business is very strong in a few of the major countries like Germany, this year I think we will reach close to $10 million there even without the reimbursement. It’s doing well and it’s probably  been affected by part of that.

France is doing well and also other countries except some of the countries that we know that there is some economic issues like Greece, Spain, Italy which also we are not doing too bad and Italy and Spain.

But again, we don’t see the same level of growth that we are seeing in Germany or in France. So in Germany and France are almost 50% of our business in Europe so we are doing very well.

Asia-Pacific - yeah China is doing very well and we continue to place systems all over China and selling capsules. We are hoping that this trend will continue going forward not only for the next quarter, also for next year. And we are improving slowly our situation in Japan.  We are adjusting it and we continue to improve it.

Joshua Zable:  Great. And then just a follow up on the Germany question, you said you have a lot of strength there. I know like, you know, you’re sort of working through the reimbursement, right? You don’t have it but you have approval for it. So just to be clear, you guys are getting this growth without that. It’s not a function of the reimbursement. And when you get that one would think that the strength would at least continue if not accelerate?

Homi Shamir:  I mean it’s doing well as it is. So again we have to remember that at the moment we are getting close to 500 Euros for a ((inaudible)) capsule and the reimbursement can be lower. Reimbursement in France for example is 420 Euros.

So you need to look at yes, it will add more volume but can affect the ASP, so the overall result can be different.  So, you know, what we are doing now we continue to do it without reimbursement. And hopefully the business will continue to grow.

And it was growing to us for the last couple of years and it will - it’s a strong business. And also France is doing well although we have reimbursement there.

Joshua Zable:  Great. Great. And then just on Colon 2, you know, you guys are expected to have the guidelines be published in a journal here. I know they were sort of presented at a conference. Can you just kind of talk about - just help us understand exactly where you are with that?

In other words, are the guidelines out so people should - we should sort of start to see momentum this quarter? Do we wait for them to be in a journal before that makes them official and people start using them? I guess how do we just think about sort of the European uptick of Colon 2?

Homi Shamir:  Anything in our business is step after step, so there is no shortcut. And I think the guideline was presented last week in a full auditorium by the leading physician of this trial, an Italian physician, Dr. Spada. But it was presented. It was received I think very well.

And now we are waiting to the official publication. It - I assume it will be either before the end of the year or early next year. But we know it’s been accepted to the leading publication in Europe.

And it’s just a matter of time that because it will make our life and our salespeople lives and our distributors’ lives much easier to carry a document like that and going to the hospital or to the physician.

And they are also reading it or send it to them so they can be all aware about the benefit of PillCam Colon 2. It’s - again that’s the beginning. We’ll continue to do some clinical trial in each country almost in Europe and C2. So it’s a process.

But it will - as anything in our business it takes time to build it. But when you get it, it keeps growing.

Joshua Zable: Okay, so we could see contributions sort of next year. We shouldn’t expect to see anything sooner rather - it’s more sort of down the road.

Homi Shamir:  That’s correct.

Joshua Zable:  Okay, great. And then the US Yuval I’m sorry, I missed. You gave numbers about sort of procedure growth in the US. Can you just maybe talk about sort of what - why that is and just remind me of that number if you don’t mind?

Yuval Yanai:  We talked about the reduction in procedures, not an increase. We talk about a reduction of between 12% and 15% of procedures which related to us because all of you  remember that we are not a primary diagnostic tool.

We are second and third one so if there is a reduction in colonoscopies and endoscopies. It means that it is having an adverse effect on our business.

However, look generally speaking we are able to almost maintain our US PillCam business flat which we believe that is not simple. I’m not sure everybody can do the same.

And we are trying obviously to continue and enhance it by adding additional application like monitoring Crohn’s patients, etc. I don’t  know exactly which number you refer to but I will be more than happy to apply with any number you wish.

Joshua Zable:  No. That was exactly what - I’ll let some other people ask some questions guys. Congrats again on a great quarter. Thanks very much for taking my questions.

Yuval Yanai:  Thank you very much Josh.

Operator:  And as a reminder, ladies and gentlemen, to signal for a question or comment, please press star 1 at this time. And we will go next to Bryan Brokmeier with Maxim.

Bryan Brokmeier:  Hi, good morning.

Yuval Yanai:  Good morning.

Bryan Brokmeier:  You previously did a 30 patient clinical trial earlier this year to head off unexpected obstacles in the current 800 patient clinical trial. Despite that what unexpected issues have arisen so far in the US clinical trial?

Homi Shamir:  Sorry, Bryan, I could not hear clearly the question.

Bryan Brokmeier:  Sure. You previously did a smaller 30 patient clinical trial earlier this year in order to head off unexpected obstacles in the current larger 800 patient trial. Despite that what, unexpected issues have arisen in the current trial?

Homi Shamir:  No, there was not - I mean we learned out of the 30 patient how to run  the 800 and I think that’s why it’s helping us. And as I said, we are very pleased with the rate of enrollment.

And now this enrollment - it’s not only the enrollment. It’s after that the ingestion and later on the - how the central reading - a central reader and later on the colonoscopies have been done. And we are very, very pleased how that’s progressing.

So we learned that I think was the benefit of the 30 patient to really make sure the 800 patients will go smoothly as I see it now.

Bryan Brokmeier:  Great. Okay, great. The - you’ve been trying to drive use of the PillCamSB for monitoring known Crohn’s Disease. Is that yielding results and, you know, can you elaborate on that? Are you able to identify which  PillCam’s are used for Crohn’s Disease?

Yuval Yanai:  Hi Bryan this is Yuval

Bryan Brokmeier:  Hi.

Yuval Yanai:  We don’t have an exact number but we have our own estimate because as you probably know there is one CPT code for all. So therefore I’m not sure we have the exact distribution of procedures among obscure bleeding or Crohn’s, etc.

But as far as we know, today over - well over 10% of the procedures are for monitoring Crohn’s - I hope that in the future we’ll be able to find more accurate information. However the current system - the system does not provide us with a better indication.

But I - we strongly believe that the increased utilization of our SB capsules for different Crohn’s patients happens to more or less maintain sales of PillCam’s in the US, flat or with only a small decline over the same period in the past.

Homi Shamir:  And Bryan, one more thing to add. For our sales force their top priority now and also part of their compensation, etc. is to grow the business in Crohn’s, okay, over all Crohn’s. And for example, last week we start shipping even our packaging that we’re sending to customers.

We start putting a big sticker there that the physician or the nurse when they can open it saying now PillCam SB got approval also to use as a monitoring to Crohn’s. So behind the - look at all the amount of press releases we issued in the last couple of weeks about Crohn’s Disease and how we are doing it.

And so we are attacking it from every direction. But as I mentioned earlier to Josh’s question about Colon 2 it’s taking time to penetrate and educate. But as the building is building, you know, the train left the station and the train getting faster and faster.

It took us about eight years to reach our first million of PillCam, accumulated PillCam sales. And the next million will take less than four years and then move forward. So it’s the same thing here.

It’s a step, as soon as we have a couple of customers which we have already adopting both C2 and monitoring Crohn’s it will ((inaudible)) us to build the next ten and then after that the next thirty and that’s how we’re moving and we feel good about that.

Bryan Brokmeier:  Okay. And then just lastly, on national reimbursement in Germany that’s expected in January to April 2012, right, because that’s about 12 to 15 months since you - the German public health system announced their intent to establish reimbursement?

Homi Shamir:  Yeah. Yeah, that’s what we said in the press release. But again it’s - remember everybody we are not controlling the German government.

Bryan Brokmeier:  Right.

Homi Shamir:  And nevertheless, if we have reimbursement or not we are very happy with the results in Germany and we’ll continue to do it. So Germany becoming a major contributor to our revenues so hopefully we’ll get it.

But we have to remember if we will receive it as I mentioned earlier, could be that the average selling price will be going down. So we need to look what is the effect of those two things.

Bryan Brokmeier:  Okay, great. Thank you.

Yuval Yanai:  Thank you very much.

Operator:  And as a reminder, ladies and gentlemen, to signal for a question or comment, please press star 1 at this time. And we do have a follow up question from Joshua Zable with WJB Capital.

Joshua Zable:  Hey guys. Thanks again for taking my questions here. Just a follow up on Brazil. Just can you give us an update on what’s going on over there?

Yuval Yanai:  Hi Josh, this is Yuval. Yes. We are - say we’re active - very active in this market. Even considering changing our marketing strategy over there. However, as in Germany, yes we have - we call it a technical date for reimbursement to become effective. But we are waiting for this.

It can be next month. It can be six months afterwards. This is - we are now in the - I will call it the political stage, same as in Germany. Everything is ready. Everything has been approved. But becoming effective is usually a political question.

So we are patient and we’re sure it’s going to happen. But like in Germany and in France before, we can never be assured when it’s going to happen.

Joshua Zable:  Great. Great and then just on Bravo and Sierra, they continue to be healthy here. Bravo sort of slowed down a little bit. I know obviously with patient volumes going down I imagine that’s going to hurt you.

But you start to sort of - as we think out to kind of next year or after that, you know, patient volumes I guess growth, your anniversary of your growth year, is it sort of - should we sort of think about those growing in line with patient volumes, having anniversary of this sort of acquisition there?

Is that the right way to think about it?

Homi Shamir:  No. I think Bravo will continue to grow nicely double digit. And again, Bravo mainly is the USA market. It will continue to grow nicely here and mainly because we are reaching to more customers okay?

Joshua Zable:  Okay.

Homi Shamir:  So eventually those customers that bought from us system will start utilizing. Yeah again, to remember, it’s not  a huge market opportunity as PillCam is both for Bravo and Sierra. But because we are coming from a smaller base, it’s growing.

And it’s not - it’s really interesting to mention that both Bravo and Sierra today contribute almost 1/3 of our revenues contribution...

Joshua Zable:  Right. Right.

Homi Shamir:  ...and they are helping us also to grow the business. So it’s been again a very successful acquisition.

Joshua Zable:  Great. And then any update on a Colon 2 trial in Japan?

Male:  Yeah. As I said earlier, it’s going to start very, very soon. And we will announce it when it starts.

Joshua Zable:  Perfect. And then just one final question on Colon 2 in the US yeah, obviously you mentioned on the press release that, you know, you expect it to go sort of in the expected timeframe which is great.

I know there are a lot of different moving parts to sort of both enrolling the patients and then the reading. And as you kind of explained on the last call that, you know, it’s hard to predict when that’s all going to get done. And - but it seemed like you had good momentum.

I’m just kind of wondering, you know, again I know you sort of maintaining the same endpoint for lack of a better word. But just any color around it as far as enrollment, are people excited about it? Is it going well? Just anything would be helpful. Thank you guys again and congrats.

Homi Shamir:  Okay. Yeah, I think people are really excited. That’s what I said, the enrollment is moving very, very nicely. And we have a very good confidence that we’ll finish it in a May/June this year. And that may take us a few months later to assist with that and submit to the FDA. But the enrollment is going very well.

Joshua Zable:  Great. Congrats again guys. Thank you.

Homi Shamir:  Thank you.

Operator:  And it appears there are no further questions at this time. Mr. Shamir I would like to turn the conference back over to you for additional or closing remarks.

Homi Shamir:  Thanks again for joining us today. We will be presenting at the Lazard Healthcare conference on November 15 and we look forward to seeing you there. Thank you.

Operator:  And that does conclude today’s conference. Ladies and gentlemen, thank you for your participation. You may now disconnect.

END